Invest like an endowment

We're building the kind of portfolio typically available only to institutional investors. Private equity, private credit, venture capital, public equities, real estate, and more, all in an SEC-registered fund: the Institutional Investment Strategy Fund, available exclusively through Ivy.


Equities
Diversifiers
Income
Private Equity
Public Equities
Special Situations
Real Assets
Hedge Funds
Private Credit
Fixed Income
Alternative (50%)
Traditional (50%)

Target asset allocation as of March 2024
** Subject to sufficient fund assets and future changes*

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Meet Wendy Li, your CIO

Before founding Ivy, she spent her career as an institutional investor managing billions of dollars for some of New York's largest endowments and foundations. Now she's bringing her experience and access to build a portfolio available to everyone.



Most recently, Wendy was Managing Director of Investments at the Mother Cabrini Health Foundation, where she was responsible for developing the foundation's investment strategy, sourcing and executing investments across asset classes, and exercising day-to-day management over a $4B portfolio. Prior, Wendy held similar responsibilities at UJA-Federation of New York and began her career at the Investment Office of the Metropolitan Museum of Art.

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advantage of being long-term investors to invest in a wider range of assets, including private equity, private credit, real estate, and hedge funds. Over the last 30 years, these endowment-style portfolios have demonstrated strong returns, but they've been difficult to replicate for most individual investors.

We're on a mission to change that.



[Institutional Investment Strategy Fund prospectus](#)

The Institutional Investment Strategy Fund ("IISF") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers and as such provides limited liquidity. The fund commenced operations on March 1, 2024. An investor should consider the investment objectives, risks, charges and expenses of an investment. The Prospectus contains this and other information. Read it carefully before investing.